A2Z Technologies Canada Announces Gadi Levin as Chief Financial Officer

Vancouver, BC / ACCESSWIRE / April 2, 2020 / A2Z Technologies Canada Corp. ("A2Z" or the "Company") (TSXV: AZ) (FSE: A23), a pioneer in military robotics, services, and innovation in the auto industry, announces the appointment of Mr. Gadi Levin as Chief Financial Officer of the Company and its subsidiaries, effective immediately.

Mr. Levin has over 20 years of experience in finance and has served in a number of similar roles at various publicly traded companies during that time.

“We are pleased to be bringing Mr. Gadi Levin on board,” stated A2Z’s CEO, Mr. Bentsur Joseph. “Mr. Levin is a highly experienced accountant and businessman. Mr. Levin has extensive experience on both sides of the table, having served as a CFO for various public companies in addition to having been VP of Finance for a large hedge fund. As A2Z continues to grow and as we near the next stage of the rollout plan for the FTICS, our life-saving automobile technology which we believe will transform the industry, having Mr. Levin on our team is something that we, our investors, and our partners truly look forward to.”

Mr. Levin has extensive experience, including executive positions and directorships with several publicly listed companies on Canadian, USA, and London stock exchanges. He has expertise in multiple key management functions, including finance, treasury and

accounting, investor relations, human resources, information technology and general management.

Mr. Levin began his career in public accounting at Arthur Anderson and Ernst & Young, where, among other clients, he worked with software and biomedical companies.

Mr. Levin has a Bachelor of Commerce degree in Accounting and Information Systems from the University of the Cape Town, South Africa, and a post graduate diploma in Accounting from the University of South Africa. He received his Chartered Accountant designation in South Africa and has an MBA from Bar Ilan University in Israel.

The Company wishes to thank Robert Chisholm, who has resigned as Chief Financial Officer of the Company, for his past services.

BUSINESS OF A2Z

A2Z Technologies Canada Corp. is an innovative technology company based out of Israel, specializing in military technology and expanding into the civilian markets. A2Z has been operating for over 30 years and has a client base with 75 recurring clients, including the Israel Defense Forces, Security Forces, and Ministry of Defence among others. A2Z plans to leverage their cash flow-generating core-business to expand into the civilian robotics and automobile markets.

According to Zion Market Research, the Military Robotics space is expected to reach $53.93B by 2027 for a projected CAGR of 13.5%.(Summary of Report)

Highlights:

Core Business: A2Z's line of products include unmanned remote-controlled vehicles of various sizes designed for intricate bomb disposal, counter terrorism, and firefighting, as well as energy storage power packs/generators. A2Z also provides maintenance services to both external and in-house complex electronic systems and products to over 75 clients.

A2Z has been an Israel Ministry of Defense contractor for over 30 years and a significant portion of its business is long-term service contracts.

Expansion into Civilian Markets: To drive growth, A2Z plans to adapt its military technologies for the much larger civilian markets. One patent-pending product is a capsule (FTICS) that prevents vehicle fires resulting from collisions. A2Z has also been granted a patent for a smart vehicle cover device that protects automobiles from the elements while the vehicle is parked and is stowed away safely in the vehicle's bumper when not in use.

Fuel Tank Intelligent Containment System (FTICS): In the event of a collision, the FTICS system installed into the fuel tank prevents the ignition of fuel, thereby mitigating the spread of fire and explosion, minimizing risk to human life and property damage. According to the NFPA, from 2014 to 2016, an estimated 171,500 highway vehicle fires occurred in the United States, resulting in an annual average of 345 deaths, 1,300 injuries, and $1.1 billion in property loss annually.

Management: CEO Bentsur Joseph's previous venture, *Comfy Interactive*, was acquired by Shamrock Holdings, the family investment firm founded by Roy Disney. Previously, Bentsur Joseph was the chairman of Elad Hotels whose holdings include the Plaza Hotel in New York City.

Bentsur Joseph has a ~64% ownership stake in the business with 30,000,000 shares subject to an escrow agreement.

For more information regarding A2Z, please visit the Company's website at www.a2zas.com.

Twitter: @A2Z_Advanced

On Behalf of the Board,

Bentsur Joseph, CEO

Investor Relations Contact

Trenton Kwan, KIN Communications

Toll Free: 1-866-684-6730

az@kincommunications.com

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This news release may include forward-looking statements that are subject to inherent risks and uncertainties. All statements within this news release, other than statements of historical fact, are to be considered forward looking. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those described in forward-looking statements. Factors that could cause actual results to differ materially from those described in forward-looking statements include fluctuations in market prices, including metal prices, continued availability of capital and financing, and general economic, market or business conditions. There can be no assurances that such statements will prove accurate and, therefore, readers are advised to rely on their own evaluation of such uncertainties. We do not assume any obligation to update any forward-looking statements except as required under applicable laws.